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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
Hyde Park Acquisition Corp.
(Name of Issuer)
Common Stock, $0.0001 Par Value
(Title of Class of Securities)
448638205
(CUSIP Number)
October 3, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	448638205	Page	2	of	11 Pages

1	NAMES OF REPORTING PERSONS Essex Crane Rental Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,272,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,272,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,272,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	448638205	Page	3	of	11 Pages

1	NAMES OF REPORTING PERSONS Essex Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,272,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,272,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,272,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	448638205	Page	4	of	11 Pages

1	NAMES OF REPORTING PERSONS Kirtland Capital Partners III L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ohio

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,272,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,272,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,272,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	448638205	Page	5	of	11 Pages

1	NAMES OF REPORTING PERSONS Kirtland Capital Company III L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Turks & Caicos Island

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,272,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,272,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,272,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	448638205	Page	6	of	11 Pages

1	NAMES OF REPORTING PERSONS Kirtland Partners Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ohio

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,272,500

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,272,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,272,500

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer: Hyde Park Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

461 Fifth Avenue, 25th Floor
New York, New York 10017

Item 2(a).	Name of Persons Filing:	Essex Crane Rental Corp.
Essex Holdings LLC
Kirtland Capital Partners III L.P.
Kirtland Capital Company III L.L.C.
Kirtland Partners Ltd.

Item 2(b).	Address of Principal Business Office, or, if None, Residence:

Essex Crane Rental Corp.
1110 Lake Road, Suite 220
Buffalo Grove, Illinois 60089-1974

Essex Holdings LLC
3201 Enterprise Parkway, Suite 200
Beachwood, Ohio 44122

Kirtland Capital Partners III L.P.
3201 Enterprise Parkway, Suite 200
Beachwood, Ohio 44122

Kirtland Capital Company III L.L.C.
3201 Enterprise Parkway, Suite 200
Beachwood, Ohio 44122

Kirtland Partners Ltd.
3201 Enterprise Parkway, Suite 200
Beachwood, Ohio 44122

Item 2(c).	Citizenship:	Essex Crane Rental Corp.: Delaware corporation
Essex Holdings LLC: Delaware limited liability company
Kirtland Capital Partners III L.P.: Ohio limited partnership
Kirtland Capital Company III L.L.C.: Turks & Caicos Island limited life company
Kirtland Partners Ltd.: Ohio limited liability company

Item 2(d).	Title of Class of Securities: Common Stock, $0.0001 Par Value

Item 2(e).	CUSIP Number: 448638205

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership.
     Each person named in response to Item 2 hereof has, as of October 7, 2008, shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 1,272,500 shares (the “Shares”) of common stock of Hyde Park Acquisition Corp. (“Hyde Park”) as follows:
     Essex Crane Rental Corp. (“Essex”) has shared power to vote and to dispose of the Shares, which are held directly by Essex.
     Essex Holdings LLC (“Holdings”), as the sole stockholder of Essex, may be deemed to have shared power to vote and to dispose of the Shares. The filing of this Schedule 13G by Holdings shall not be considered an admission that Holdings is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of the Shares.

     Kirtland Capital Partners III L.P. (“KCP III”) and Kirtland Capital Company III L.L.C. (“KCC III”) own 79.96% and 4.87%, respectively, of the outstanding equity of Holdings. Accordingly, KCP III and KCC III, as the controlling equity holders of Holdings, may be deemed to have shared power to vote and to dispose of the Shares. The filing of this Schedule 13G by KCP III and KCC III shall not be considered an admission that either KCP III or KCC III is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of the Shares.
     Kirtland Partners Ltd. (“Kirtland”), as the sole general partner of KCP III and the sole managing member of KCC III, may be deemed to have shared power to vote and to dispose of the Shares. The filing of this Schedule 13G by Kirtland shall not be considered an admission that Kirtland is, for the purpose of Section 13(g) of the Exchange Act, the beneficial owner of the Shares.
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     No person other than the persons named in Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
     On March 6, 2008, Hyde Park entered into a purchase agreement by and among Essex, Holdings, the members of Holdings, including KCP III and KCC III, and KCP Services, LLC, pursuant to which Hyde Park agreed to purchase all of the membership interests of Holdings (other than membership interests to be retained by the sellers) (the “Acquisition”). If the Acquisition is consummated, Essex will distribute approximately 94.25% of the Shares to KCP III and approximately 5.75% of the Shares to KCC III.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
     Not applicable
Item 8. Identification and Classification of Members of the Group.
     Not applicable
Item 9. Notice of Dissolution of Group.
     Not applicable
Item 10. Certifications.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 8, 2008

Essex Crane Rental Corp.
By:	/s/ Martin A. Kroll
	Name:	Martin A. Kroll
	Title:	Senior Vice President & Chief Financial Officer

Essex Holdings LLC
By:	/s/ Michael T. DeGrandis
	Name:	Michael T. DeGrandis
	Title:	Vice President & Treasurer

Kirtland Capital Partners III L.P. By: Kirtland Partners Ltd., its general partner
By:	/s/ Michael T. DeGrandis
	Name:	Michael T. DeGrandis
	Title:	Vice President

Kirtland Capital Company III L.L.C. By: Kirtland Partners Ltd., its managing member
By:	/s/ Michael T. DeGrandis
	Name:	Michael T. DeGrandis
	Title:	Vice President

Kirtland Partners Ltd.
By:	/s/ Michael T. DeGrandis
	Name:	Michael T. DeGrandis
	Title:	Vice President

EXHIBIT INDEX
The following exhibits are filed with this report on Schedule 13G:

Exhibit A	Joint Filing Agreement dated October 8, 2008 among Essex Crane Rental Corp., Essex Holdings LLC Kirtland Capital Partners III L.P., Kirtland Capital Company III L.L.C. and Kirtland Partners Ltd.

EXHIBIT A
AGREEMENT OF JOINT FILING
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the common stock of Hyde Park Acquisition Corp. and that this Agreement be included as an attachment to such filing.
     This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.
     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 8th day of October, 2008.

Essex Crane Rental Corp.
By:	/s/ Martin A. Kroll
	Name:	Martin A. Kroll
	Title:	Senior Vice President & Chief Financial Officer

Essex Holdings LLC
By:	/s/ Michael T. DeGrandis
	Name:	Michael T. DeGrandis
	Title:	Vice President & Treasurer

Kirtland Capital Partners III L.P. By: Kirtland Partners Ltd., its general partner
By:	/s/ Michael T. DeGrandis
	Name:	Michael T. DeGrandis
	Title:	Vice President

Kirtland Capital Company III L.L.C. By: Kirtland Partners Ltd., its managing member
By:	/s/ Michael T. DeGrandis
	Name:	Michael T. DeGrandis
	Title:	Vice President

Kirtland Partners Ltd.
By:	/s/ Michael T. DeGrandis
	Name:	Michael T. DeGrandis
	Title:	Vice President